02049234

VALERIE GOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

August 6, 2002

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SEC MAIL PROCESSING RECEIVED AUG 07 2002 WASH. D.C. 155 SECTION

SUPPL

Dear Sirs/Mesdames:

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

Re: **Valerie Gold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALERIE GOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

/lb
Enclosures

8/19

United States Sec Filing
August 6, 2002

Valerie Gold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. Correspondence with B.C. Securities Commission

1. Confirmation of Mailing.
   Re: July 2, 2002

B. Financials

1. BC Form 51-901F-Quarterly and year end report for the period ended April 30, 2002.

VALERIE GOLD RESOURCES LTD. **VLG.CDNX**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

July 2, 2002 **VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland

Dear Sirs:

Re: Quarterly Report for the Period Ended April 30, 2002

The Company today mailed the following material to shareholders appearing on the Company's supplemental mailing list:

- Quarterly Report for the period ended April 30, 2002

Sincerely,

VALERIE GOLD RESOURCES LTD.

"Shannon Ross"

Shannon M. Ross,
Corporate Secretary

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3339
cc: TSX Venture Exchange

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Valerie Gold Resources Ltd.			April 30, 2002	2002 Jun 28
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.valeriegold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"STEPHEN WILKINSON"	Stephen J. Wilkinson	2002 JUNE 28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"WILLIAM J. WITTE"	William J. Witte	2002 JUNE 28

Valerie Gold Resources Ltd.
Quarterly Report
April 30, 2002

Schedule A:

See Attached unaudited Consolidated Financial Statements

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedules of mineral property interests.

2. Related party transactions

(a) During the nine months ended April 30, 2002, the Company paid $109,504 to Lang Mining Corporation ("Lang Mining"), a private company controlled by an officer and director for reimbursement of office costs, management salaries and shareholder communications costs. Effective August 1, 2001, the Company negotiated a settlement agreement for repayment of the advances and termination of the management agreement with Lang Mining. As part of the settlement, the management salary paid to an officer and director by the Company for his services is being deducted from a balance owing by Lang Mining to the Company of $570,787 at July 31, 2001. Repayment of this balance is being made on a monthly basis and is included in the payments above. A payment of $228,150 was made for the valuation of the remaining term of the Lang Mining contract. This valuation was prepared by a party independent to the Company and Lang Mining. An approximate two months of working capital ($87,355), which is the book value of the office furniture and equipment in the office premises previously operated by Lang Mining that have been transferred to a new management company, has been credited to the account of the Company in the new management company. Cash payments totalling $205,000 have been received by the Company from Lang Mining. The Company has charged an interest rate of 9.75% per annum, or $19,578 to Lang Mining during the nine months ended April 30, 2002. At April 30, 2002, the balance receivable from Lang Mining of $64,207 is included in "Due from related parties."

(b) Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Group Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. During the nine months, $373,057 was paid to LMC for reimbursement of office and administrative expenses including salaries, benefits, rent and related costs. At April 30, 2002, $11,942 is payable to LMC and is included in "Due from related parties".

(c) Included in "Due from related parties" on the balances sheet is the amount of $14,176 for expenses paid on behalf of companies with directors and management in common. These expenses are shared expenses and are reimbursed in the normal course of business.

Valerie Gold Resources Ltd.
Quarterly Report
April 30, 2002

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended April 30, 2002,

Date of Issue	Type of Security	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid
Feb. 26, 2002	Common	25,000	0.37	9,250	Property payment	Nil
Mar. 14, 2002	Common	50,000	0.35	17,500	Property payment	Nil
Mar. 20, 2002	Common	50,000	0.30	15,000	Property payment	Nil

(b) Options granted during the three month period ended April 30, 2002

Nil

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

12,540,607 shares are issued and outstanding.

(c) (i)Stock Options Outstanding

Number of Options	Exercise Price($)	Expiry Dates
48,750	0.43	December 23, 2006
66,250	0.43	December 8, 2008
1,710,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
1,925,000		

(ii)Warrants Outstanding

Nil

(d) Shares in Escrow

Nil.

Valerie Gold Resources Ltd.
Quarterly Report
April 30, 2002

5. List of Directors and Officers

Frank A. Lang – President and Director
Sargent H. Berner - Director
William J. Witte – Executive Vice President and Director
A. Darryl Drummond - Director
Stephen J. Wilkinson - Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Valerie Gold Resources Ltd.
Quarterly Report
April 30, 2002

PROJECT REVIEW

Crystal Diamond Property, Manitoba

In February 2001, Valerie acquired the right to earn a 100% interest in a 16,450-hectare diamond property, the Crystal Diamond Property, located 35 kilometers east of Gillam, Manitoba. Valerie may earn its interest by making cash payments totalling $100,000 over 36 months and issuing 100,000 common shares over 36 months. The first two payments totalling $20,000 were made and 50,000 common shares were issued with respect to the option agreement. A $25,000 deposit as guarantee was made against required minimum work expenditures on the exploration permit with the Manitoba Director of Mines for a 15,500-hectare exploration permit that surrounds the Crystal claims.

Drill testing of eight geophysical targets on the property and the adjacent Concession 229 was not successful in identifying any kimberlitic intrusions. The Company has met the terms of work commitment for the first year of the option agreement. After a review of the work commitments required in 2003, the Company has decided to return the property to the optionor and has written off $364,789 in exploration and acquisition costs.

Concession 229

In March 2001 Valerie entered into an option agreement to acquire the right to earn a 75% interest in Concession 229, a 50,000-hectare concession located immediately south of the Crystal Diamond Property. Valerie can earn its interest by making payments totalling $105,000 ($10,000 paid) and issuing 200,000 common shares (50,000 issued) over 36 months. A total of $313,000 must be expended prior to January 31, 2004. Concession 229 is situated at the head of a 150-kilometre long kimberlite indicator mineral train with G-10 garnets reported on the property. Concession 229 was recently flown with a detailed low level magnetometer survey. The airborne geophysical survey shows five isolated magnetic bulls-eye type targets that could represent a cluster of kimberlite intrusions. The Company is reviewing the data and the property agreement is currently in good standing.

Starlight Diamond Property, Manitoba

In October 2001 Valerie entered into an agreement whereby Valerie may earn a 60% interest in the Starlight Diamond Property, held by CanAlaska Ventures Ltd. ("CanAlaska"). The 42,000-hectare property, Permit #216, is located 120 kilometers southeast of Gillam, Manitoba. To earn its interest, Valerie was to make cash payments of $45,000 over three years ($12,500 paid) and issue 150,000 common shares (100,000 issued) within one year of regulatory approval. An additional 50,000 shares were to be issued upon completion of a Phase I drill program. A $1,000,000 expenditure program is to be completed by 2006. A final 100,000 shares are to be issued by Valerie within 60 days of a feasibility study being completed on the property. The property is also subject to a 1% net smelter returns royalty to the optionor.

A 4,527-kilometer airborne magnetic survey was completed on the property in late October. Preliminary inspection of the data has identified fourteen isolated, circular to ellipsoidal, features. These anomalous magnetic features could be representative of kimberlitic material, the potential host of diamonds. Several diamond indicator minerals, including G-10 garnets, were found in glacial till samples from an area 50 kilometers southwest of the property. The direction of glacial transport suggests the source of the indicator minerals may be in the vicinity of the Starlight claims. A consulting geophysicist has evaluated the geophysical data in order to prioritize possible targets for ground follow-up. Subsequent to completion of geophysical work and a review of property access and surface logistics, Valerie has returned the property to the optionors of the property, and has written off $145,707 in exploration and acquisition costs related to the property.

Valerie Gold Resources Ltd.
Quarterly Report
April 30, 2002

Ontario Platinum Group Element ("PGE") Properties

During the period, Valerie entered into several joint venture agreements on various PGE targets in northern Ontario. A joint venture option agreement was entered into with East West Resource Corporation ("East West") on five PGE targets in Northern Ontario, presently held 100% by East West. The properties are located northeast (Abbott & Williamson Townships) and northwest (Fallis & Goodfellow Townships) of Thunder Bay, Ontario. The five properties are situated along the Quetico Fault and associated structures that are similar to the geological setting found at the Lac des Iles Mine. Altered gabbro – pyroxenite bodies that are the same age and in the same structural setting as Lac des Iles are the prime targets for palladium, platinum, gold, nickel and copper mineralization. Most of these bodies have never been explored.

Valerie also entered into an option agreement with East West to acquire up to a 60% interest in the 143-claim unit McCoig property, located on the eastern extension of the Quetico Fault System in northern Ontario.

The six properties held with East West were assessed for palladium, platinum, gold, nickel and copper mineralization. All six properties are situated along the Quetico Fault and overlie altered gabbro-pyroxenite bodies that are believed to be the same age and in the same structural setting as the Lac del Iles orebody. An induced polarization, magnetic and electromagnetic survey was carried out on the McCoig prospect, which defined targets for a four-hole diamond drill program totalling 610 metres.

The Company has reviewed the exploration results and as a result has returned the East West properties and the McCoig properties to the optionors for a total write-down of $267,772. The Company has maintained is interest in the staked claims contiguous to the properties and will review these properties on an annual basis.

Empire Lake Property

The Company has staked nine claims totalling 20.3 square kilometres northwest of Thunder Bay, Ontario. During the summer and fall of 2001, reconnaissance scale mapping and a rock-chip sampling program were carried out. Ground magnetometer and IP surveys totalling 14.35 line-kilometres have been completed on the property. This information has been used to plan Phase II of the overall exploration program. During the summer of 2002, Phase II will consist of sampling and mapping of the property to identify potential drill targets in preparation for a Phase III drilling program in the fall should the results from Phase II warrant it.

Walker Lane Gold Property, Nevada

In July 2001 Valerie entered into an option agreement with Nevada Mineral Recon Company to earn a 100% interest in the Walker Lane Gold Property consisting of the Ron-Don-Terri-Pat claim blocks in the Mina Gold-OMCO-Warrior area, in Mineral and Nye counties Nevada.

A mapping and sampling program identified three main targets for drilling, on the Ron, Don and Pat-5 claims. A 1,150 metre, eight-hole angled reverse-circulation drill program was carried out on the three targets, (Pat - 350 metres, the Don - 136 metres and the Ron - 674 metres) in the first quarter of fiscal 2002. The results did not meet the Company's expectations of economic gold and silver mineralization and as a result the Company advised the optionors that they were terminating the option agreement on the property. The total write-down on the property, including finders' fees and option payments, was approximately $227,235.

Valerie Gold Resources Ltd.
Quarterly Report
April 30, 2002

Armstrong Palladium Property, Ontario

Valerie has entered into an option agreement to earn a 100% interest in the Armstrong Palladium property from four optionors. The Armstrong property is comprised of twelve claims totalling 186 units located nine kilometers northwest of Armstrong, Ontario. Terms of the agreement require Valerie to make total cash payments of $144,000 over a three-year period ($18,000 paid) and issue 250,000 common shares (50,000 issued) over a four-year period. Four tranches of 50,000 share purchase warrants will be issued over three years at prices ranging from $0.33 to $0.80 to purchase a total of 200,000 common shares in the Company. The first tranche of warrants expires one year from the date of regulatory approval, and each subsequent tranche will similarly expire after one year. These warrants are only exercisable if and so long as Valerie retains its interest in the Property. A four-year exploration program totalling $500,000 must also be completed on the property. The Property will also be subject to a 2% Net Smelter Returns royalty to the optionors, of which 50% may be purchased for $2,000,000 any time up to the date of commercial production.

During the summer of 2002, Phase II of a work program will consist of sampling and mapping of the property in preparation for a Phase III drilling program in the fall if Phase II results warrant it. Phase I was completed during the winter months and consisted of an IP survey over the property.

Investment in Northern Orion Explorations Ltd.

During the third quarter, Valerie completed a private placement with Northern Orion Explorations Ltd. ("Northern Orion") to subscribe for a private placement of 8.33 million common shares of Northern Orion priced at $0.06 per share. In addition, Valerie received 500,000 share purchase warrants, each warrant entitling Valerie to purchase an additional commons shares of Northern Orion over a two-year period for a price per share of $0.075. The placement is non-brokered. Upon closing, Valerie holds 18.33 million shares or 15% of Northern Orion's outstanding common shares.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Annual Consolidated Financial Statements for the year ended July 31, 2001, and notes thereto.

Liquidity, Capital Resources and Capital Expenditures

At April 30, 2002, the Company's working capital, defined as current assets less current liabilities, was $2,109,779, compared with working capital of $5,114,141 at April 30, 2001.

During the nine months ended April 30, 2002, the Company expended $1,007,756 on the acquisition and exploration of its mineral properties compared to $691,299 in the nine months ended April 30, 2001.

The Company has no long-term debt outstanding.

Operating Results

The Company had a loss of $2,020,359, or a loss per share of $0.16 in the nine months ended April 30, 2001, compared to a loss of $4,169,933, or a loss per share of $0.34 in the nine months ended April 30, 2001.

Commencing August 1, 2001, management, administrative, geological and other services are being provided by LMC Management Services Ltd., a private company held jointly by the Company and other

public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

The Company's total operating expenses including write-down of mineral properties and assets for the nine months ended April 30, 2002, have decreased from $4,169,933 to $2,020,359 in the nine months ended April 30, 2002. Office and administration costs decreased from $584,146 in fiscal 2001 to $328,711 in fiscal 2002, mainly due to a general reduction in activity and a conscious attempt to reduce administrative costs. Travel and conference expenses have decreased marginally from $24,781 in fiscal 2001 to $19,031 in fiscal 2002. Interest revenue has decreased from $374,889 in fiscal 2001 to $92,930 in fiscal 2002, due to lower interest rates and decreased cash balances held for investment by the Company.

The Company held its annual general meeting on January 30, 2002, at which the shareholders re-elected the slate of directors presented in the Information Circular sent to shareholders in December 2001. Throughout January the Company was engaged in a dissident shareholder proxy solicitation. This is reflected in the increase in shareholder communications costs which have increased from $112,506 in fiscal 2001 to $194,091 in fiscal 2002. Legal, accounting and audit costs increased from $99,289 in fiscal 2001 to $176,126 in fiscal 2002, due to increased legal costs associated with the dissident shareholder proxy solicitation.

The majority of furniture and equipment in Mexico was sold by the fiscal 2001 year-end. The subsidiary company, Valerie Gold de Mexico, S.A. de C.V. was sold to an arm's length party for a gain of $108,507 in December 2001. The gain is after legal costs related to the closing of the transaction.

Depreciation expense has been reduced due to the sale of the assets in the exploration office in Mexico. The Company is currently exploring in Canada so foreign exchange risks have been reduced as most expenditures are in Canadian dollars. Property investigation costs of $156,317 in fiscal 2002 compare to $370,634 in fiscal 2001.

During the nine months the Company completed 1,150 metres in an eight-hole angled reverse-circulation drill program on the Walker Lane Gold Property in Nevada. The drilling was carried out on three targets, (Pat-350 metres, the Don-136 metres and the Ron-674 metres). The results did not meet the Company's expectations of economic gold and silver mineralization and as a result the Company advised the optionors that they were terminating the option agreement on the property. This resulted in a write-down of $227,235 in fiscal 2002 related to the acquisition and exploration costs on the property. The Company has also written down the Quetico Belt properties, including the McCoig Property in Ontario by $267,772. Additional claims and properties staked by the Company in Ontario are still held by the Company in percentages ranging from 50% to 100% and are in good standing. Write-downs of the exploration programs on the Starlight and Crystal Diamond properties totalled $510,495. The total write-downs on mineral exploration of $1,005,502 in fiscal 2002 compares to $3,361,149 in fiscal 2001, reflecting the write-down of the Santa Barbara property in Ecuador of $2,922,495, and the Tajos de Oro property in Mexico of $438,653.

The Company has no investor relations' or shareholder communications contracts. Activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

As at April 30, 2002, the Company has capitalized $330,938 representing costs associated with the acquisition and exploration of mineral property interests located in the provinces of Ontario and Manitoba.

Valerie Gold Resources Ltd.
Quarterly Report
April 30, 2002

During the nine months ended April 30, 2002, the Company entered into a non-brokered private placement, whereby the Company subscribed for 8,333,333 units of Northern Orion Explorations Ltd. ("Northern Orion") at a price of $0.06 per unit for a payment of $500,000. The 8,333,333 units consist of an aggregate of 8,333,333 common shares and 500,000-share purchase warrants. Each whole warrant is exercisable for a period of two years from closing at price of $0.075 per share. In addition, the Company is entitled to purchase or direct the sale of 60,012,471 common shares in the capital of Northern Orion held under option by 1341180 Ontario Limited.

Risks and Uncertainties

The Company explores for minerals and has been concentrating its efforts in Canada and the United States. Currently, Valerie has options on several properties in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and the Company is continually evaluating the results from the various exploration programs underway and analyzing future potential.

The Company has no source of revenue other than interest income earned on cash held in investment accounts. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company's exploration properties in that time frame. All of the Company's short to medium-term operating and exploration expense must be derived from its existing cash position or external financing; however, the Company believes it has sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent the Company from receiving additional external financing if required, the Company would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Outlook

The Company continues to maintain a good financial position with an approximate current balance of $1.7 million in the treasury. Option agreements allow the Company to continue with exploration programs with minimal dilution of stock and working capital. Valerie is a mineral exploration company with no producing properties and consequently has no current mining income or cash flow. Valerie's policy is to capitalize all costs relating to the exploration of mineral properties in which the Company has an economic interest until such time as projects are deemed to be economically unfeasible, at which time the capitalized costs are written-down or written-off to the current period.

Valerie's geologists continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.